

October 10, 2012

Via E-mail
Mark H. Collin
Chief Financial Officer
Unitil Corporation
6 Liberty Lane West
Hampton, NH 03842

> **Re:** **Unitil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 1, 2012**
> **File No. 001-08858**

Dear Mr. Collin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 50

1. We refer you to Rule 5-02 paragraphs 3, 8, 19 and 20 of Regulation S-X. Please provide us reconciliations explaining the nature and amount by category of balances recorded within the Accounts Receivable, net, Accrued Revenue, Accounts Payable and Other Current Liabilities line items, as well as your conclusion as to why no further disaggregation of each financial statement line item needs to be presented. Please ensure that the reconciliations agree to the respective financial statement line item balance.

2. We note your disclosure of Deferred Income Taxes on the Consolidated Balance Sheets is not included within either the Total Current Liabilities or Total Noncurrent Liabilities subtotals. Please revise to present deferred income taxes in accordance with FASB ASC 740-10-45-4 including the balances within corresponding subtotals of the Consolidated Balance Sheets (e.g. within Total Current Liabilities or Total Noncurrent Liabilities).

Consolidated Statements of Cash Flows, page 52

3. We note the net presentation of Proceeds from (Repayment of) Short-Term Debt, net, Proceeds from Issuance (Repayment) of Long-Term Debt, net and Net Increase (Decrease) in Gas Inventory Financing within the Financing Activities section of the Consolidated Statements of Cash Flows. Please explain how each of these line items meets the criteria for net presentation within the Consolidated Statements of Cash Flows. See FASB ASC 230-10-45-7 through 230-10-45-9.

4. We do not see disclosure regarding information about noncash investing and financing, such as the acquisition of assets by assuming directly related liabilities. Please explain what consideration was given to these disclosure requirements, and if appropriate, revise to include such disclosures. See FASB ASC 230-10-50-3 through 230-10-50-6.

Note 1: Summary of Significant Accounting Policies, page 54

5. Please clarify for us whether you recover in rates the cost of removal of any of your regulated assets. If so, please explain how these costs are recorded in the consolidated financial statements and how the method is in compliance with FASB ASC 980-410-25-2. See also FASB ASC 410-20-50.

Note 3: Long-Term Debt, Credit Arrangements, Leases and Guarantees, page 62

Credit Arrangements, page 65

6. Please explain to us the terms of your asset management agreement transactions. A detailed example of an asset management agreement transaction, including the relevant journal entries used to record the transactions throughout their entire cycle, would facilitate our review. Please include in your explanation how you are classifying the asset management agreement transactions on your consolidated statements of earnings and cash flows. Further please indicate the nature of the amounts disclosed as outstanding related to the asset management agreements. Please be detailed in your response.

Note 4: Energy Supply, page 66

7. We note your disclosure that Fitchburg Gas and Electric Light Company enters into basic service power supply contracts for residential, small and medium general service

customers that are 12 months in duration and provide for 50% of supply requirements. We also note your disclosure that Unitil Energy Systems, Inc. enters into a series of two one-year and two two-year contracts, each providing 25% of the total supply requirements for the group of non-large general service accounts. Please tell us what factors you considered in evaluating these contracts for derivative accounting implications. See FASB ASC 815, *Derivatives and Hedging*.

Note 5: Commitments and Contingencies, page 68

8. We note your disclosure of the divestiture of long-term power supply contracts through the sale of entitlements to electricity sold under those contracts, and that all costs associated with the divestiture are recoverable through rates. Please explain to us how the Energy Supply Contract Obligations line items within Current Liabilities and Non-Current Liabilities are accounted for, as well as the Energy Supply Contract Obligations regulatory asset within the Accrued Revenue and Regulatory Assets line items. We also note that the combined current and non-current Energy Supply Contract Obligations liability balance has fluctuated as follows: $23.8 million as of June 30, 2011, $25.3 million as of December 31, 2011 and $16.5 million as of June 30, 2012. Please explain to us the change in the balance over this period.

9. Please refer to your discussion of the Unitil Energy billing matter on page 71. Please explain to us in more detail the "metering issue" and tell us who discovered the issue. Please indicate in your response the number of customers impacted, whether there are potentially other customers that overpaid and the approximate amount of the billing correction you have requested authorization to process.

Computation in Support of Ratio of Earnings to Fixed Charges, Exhibit 12.1

10. We refer you to paragraph (A) within the instructions to Item 5-03(d) of Regulation S-K. Please tell us if an estimate of the interest within rental expense was considered in the determination of Fixed Charges. If it was included, please tell us where, and if not, please explain why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief